Lee McCorkle
Executive Vice President
General Counsel
Secretary
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

March 8, 2007
Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Wendy’s International, Inc. File Number 1-8116 Form 10-K: For the Year Ended January 1, 2006
Dear Mr. Fay:
     We are providing the following clarifying response to the comment letter dated November 6, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by Wendy’s International, Inc. (the “Company”) for the year ended January 1, 2006. We provided our initial response to your November 6 letter on November 21, 2006. This clarifying response addresses the points you communicated to the Company by telephone on February 13 and March 2, 2007 and is numbered to correspond to the numbered comment in the Staff’s comment letter, which we have reproduced here for ease of reference, along with the Company’s initial response on November 21, 2006.
Property and Equipment, page 59
2.	Please identify for us the significant projects for which internally developed software costs were capitalized and quantify the amount of costs that were capitalized for each project. In addition, confirm to us that none of the costs were capitalized during the preliminary project or post-implementation/operation stage, as required by paragraph 19 of SOP 98- 1.
[Initial response]
The significant projects for which internal software costs were capitalized include modifications made to the Company’s enterprise-wide PeopleSoft application; restaurant

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automation systems, including point of sale, labor scheduling and inventory controls; and internal web-based communications applications. The Company has capitalized approximately $37 million related to its PeopleSoft system, approximately $11 million for its restaurant automation systems and approximately $11 million related to its web-based communications applications. In accordance with paragraph 19 of SOP 98-1, none of the costs were capitalized during the preliminary project or post-implementation/operation stage.
[Clarifying response]
The Company’s use of the term “modifications” in its initial response above is consistent with the terms “upgrades” and “enhancements” as used in paragraphs 24-26 of SOP 98-1. The “upgrades” and “enhancements” were applicable to both the Company’s enterprise-wide PeopleSoft application and its restaurant automation systems, and those “upgrades” and “enhancements” created additional functionalities to those applications and systems. The Company’s internal web-based communications applications were developed internally and costs related to these applications were capitalized pursuant to SOP 98-1.
     In connection with the Company’s Form 10-K for the year ended January 1, 2006, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, or if you require additional information, please communicate with me. Thank you for your assistance.

Very truly yours, WENDY’S INTERNATIONAL, INC.
/s/ Leon M. McCorkle, Jr.

Leon M. McCorkle, Jr.

cc: Theresa Messinese

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